UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN

☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Mawson Infrastructure Group Inc.
Full Name of Registrant

Former Name, if applicable

Level 5, 97 Pacific Highway
Address of Principal Executive Office (Street and Number)

North Sydney NSW Australia, 2060
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effect or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following that prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed).

Mawson Infrastructure Group Inc. (“Company”) has determined that it is unable to file its Quarterly Report on Form 10−Q (the “Quarterly Report”) for the quarter ended June 30, 2022 (the “Reporting Period”), by the August 15, 2022 deadline, without unreasonable effort and expense.

Due to current volatility in energy markets, and the importance of energy prices to the Company’s financial performance, the Company has mitigated its energy pricing risks during the Reporting Period. These actions have caused the Company to recognize an increase in the value of the Company’s energy contracts during the Reporting Period, and the Company is required to perform a complex valuation of those contracts and requires additional time in order to finalize the valuation, adequately analyze and apply appropriate accounting and disclosure principles, and determine the final content of the Quarterly Report.

The Company, as a result, is unable to file the Quarterly Report within the prescribed time period. The Company is working diligently to complete the Quarterly Report, and it expects to file the Quarterly Report within the five-day extension of the time period to file the Quarterly Report provided by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

James Manning	+61-02	8624-6130
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports:

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company took advantage of certain rights in relation to its energy contracts, during the Reporting Period which has resulted in the need for the Company to recognize an increase in the value of the Company’s energy contracts. As a result, the Company expects to report significant changes to its results of operations for the six month period ending June 30, 2022, as compared to the six month period ended June 30, 2021. The Company is not able to reasonably quantify the anticipated changes to its results of operations because the Company has not yet finalized the relevant valuation, or adequately analyzed and applied the appropriate accounting and disclosure principles.

Mawson Infrastructure Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2022	By	/s/ James Manning
James Manning, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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